UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

The press release issued by GasLog Ltd. on March 22, 2017 relating to the closing of its public offering of senior unsecured notes due 2022 is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

Exhibits 1.1, 4.1, 4.2, 5.1 and 5.2 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as declared effective by the Securities and Exchange Commission on March 25, 2016 (Registration No. 333-210169), as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

1.1	Underwriting Agreement, dated March 17, 2017, among Stifel, Nicolaus & Company, Incorporated, DNB Markets Inc. and GasLog Ltd.

4.1	Indenture, dated March 22, 2017, between GasLog Ltd. and American Stock Transfer & Trust Company, LLC as trustee.

4.2	First Supplemental Indenture, dated March 22, 2017, between GasLog Ltd. and American Stock Transfer & Trust Company, LLC as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP, Unites States counsel to GasLog Ltd., dated March 22, 2017.

5.2	Opinion of Conyers Dill & Pearman Limited, special counsel on matters of Bermuda law to GasLog Ltd., dated March 22, 2017.

99.1	Press Release dated March 22, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2017
GASLOG LTD.,

	by	/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer